

Kevane
Grant Thornton

Exemption Report Together with
Independent Registered Public Accounting
Firm's Review Report

Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital Corp.)

For the Year Ended August 31, 2019

Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital Corp.)

Table of Contents

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Exemption Report Together with Independent Registered Public Accounting Firm's Review Report

To the Member of
  Robus Capital Partners LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **Robus Capital Partners LLC** ("the Company"), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Robus Capital Partners LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) – *A broker-dealer is exempt from the Customer Protection Rule if it carries no margin accounts; promptly transmits (i.e., by noon of the business day following receipt) all customer funds and securities received and does not otherwise hold or owe money or securities to customers; and effectuates financial transactions with customers through one or more bank accounts designated as a special account for the exclusive benefit of customers* (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year that ended on August 31, 2019, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Robus Capital Partners LLC** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(i) – A broker-dealer is exempt from the Customer Protection Rule if it carries no margin accounts; promptly transmits (i.e., by noon of the business day following receipt) all customer funds and securities received and does not otherwise hold or owe money or securities to customers; and effectuates financial transactions with customers through one or more bank accounts designated as a special account for the exclusive benefit of customers* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kevane Grant Thornton LLP

San Juan, Puerto Rico
October 25, 2019.



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ROBUS CAPITAL PARTNERS LLC

The Exemption Report

I, Fernando Fussa, as Chief Executive Officer of Robus Capital Partners LLC (the "Company"), am responsible for complying with 17 CFR §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 CFR. §240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 CFR. §240.17a-5 and the exemption provisions and swear (or affirm) that, to the best of my knowledge and belief, the Company is exempt from the provisions of Rule 15c3-3 as follows:

- The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision under sub-paragraph (k)(2)(i),
- The Company met the identified exemption provisions in paragraph (k) of Rule 15c3-3 throughout the most recent fiscal ended August 31, 2019, without exception.



Signature

Chief Executive Officer
Title

208 PONCE DE LEON AVE., SUITE 1030, SAN JUAN, P.R. 00918
MEMBER FINRA AND SIPC
TEL ‑(954)-242-1290